NEWS RELEASE

Canarc Announces Results of its Annual General Meeting

Vancouver, Canada – June 27, 2014 – Canarc Resource Corp (Company). (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce the voting results from its annual general meeting held on June 26, 2014 in Vancouver, British Columbia.

A total of 20,574,717 shares were voted representing 13.5% of the issued and outstanding common shares of the Company as at its record date.

Voting results for the election of directors are as follows:

Directors	Votes For	Votes Withheld
Bradford Cooke	20,214,717 (98.25%)	360,000 (1.75%)
Leonard Harris	20,228,717 (98.32%)	346,000 (1.68%)
Bruce Bried	20,228,717 (98.32%)	346,000 (1.68%)
Martin Burian	20,228,717 (98.32%)	346,000 (1.68%)

Shareholders voted 93.41% in favour for the shareholders rights plan. The shareholders also voted in favour for the number of directors to be fixed at four, the re-appointment of Smythe Ratcliffe LLP as its auditors, and the advance notice policy. Shareholders voted only 23% in favour of shares-for-debt settlement, and therefore such resolution was not approved.

“Catalin Chiloflischi”
____________________
Catalin Chiloflischi, CEO
CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility and finding partners to assist it with the development and exploration of its Windfall Hills gold properties in central B.C.. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:
Catalin Chiloflischi, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744
Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.